Via Overnight Mail and EDGAR Correspondence

June 20, 2008

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 6010
Washington, D.C. 20549

Re:	Generex Biotechnology Corporation
Registration Statement on Form S-3
Filed April 30, 2008
File No. 333-150562

Dear Mr. Riedler:

On behalf of Generex Biotechnology Corporation (the "Company"), we are transmitting for filing via EDGAR: (i) Amendment No. 2 (“Amendment No. 2”) to the Company's Registration Statement on Form S-3 (File No. 333-150562) filed on April 30, 2008 and amended on June 5, 2008 (the “Registration Statement”); and (ii) the Company’s response to the comments of the Commission Staff contained in the letter dated June 12, 2008 relating to the Registration Statement.

For ease of reference, we have set forth the Staff's comment followed by the Company's response. The Company’s responses separately address the comments with respect to the Investors (as defined in the Registration Statement) and the other selling shareholders, none of which participated in the March Private Placement (as defined in the Registration Statement) or holds convertible notes or warrants issued in connection therewith (the “Other Selling Shareholders”).

In addition, please note that the Company has updated one risk factor in the Registration Statement to refer to the Company’s last fiscal quarter.

Enclosed with the paper copy of this letter are four clean and four marked courtesy copies of Amendment No. 2 reflecting the changes made in the Registration Statement.

Securities and Exchange Commission
June 20, 2008

General

1. We note your response to Comment 9. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. We also note that you appear to be eligible to conduct a primary offering on Form S-3. Your registration statement must identify the selling shareholders that purchased notes and warrants in your March 31, 2008 private placement as underwriters to properly register your primary offering on Form S-3.

RESPONSE: We respectfully submit that, for the reasons set forth below, the resale of shares of our common stock by the Investors in the Registration Statement is not a primary offering: this offering is not being made "by or on behalf of the issuer” because the Investors are not affiliates of the Company nor should they be considered “underwriters” under Section 2(a)(11) of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities they acquired from the Company. Therefore, the Company should be permitted to proceed with the registration of the shares as a secondary offering, and no revisions to the prospectus contained in the Registration Statement are necessary other than those noted in response to Comment 2. Unless otherwise set forth herein, all capitalized terms have the meanings ascribed to such terms in the Registration Statement.

Background

The Investors include six institutional investors, two of which are affiliated (Iroquois Master Fund Ltd. and Iroquois Capital Opportunity Fund, LP, collectively the “Iroquois Funds”). We are seeking to register for resale an aggregate of 74,475,861 shares of our common stock on behalf of all of the Investors and the Other Selling Stockholders.

As set forth in the Registration Statement, on March 31, 2008, we entered into a Securities Purchase Agreement and related agreements pursuant to which we agreed to issue the Notes and the Warrants in the March Private Placement. The March Private Placement closed on March 31, 2008. We negotiated the terms of the transaction on an arms-length basis, and we issued the Notes and Warrants pursuant to Section 4(2) of the Securities Act.

In the Securities Purchase Agreement, each Investor represented to us that it is an "accredited investor" as that term is defined in Rule 501 of Regulation D under the Securities Act and represented as to its financial sophistication. In addition, each Investor acknowledged that the Notes and Warrants acquired in the March Private Placement would constitute "restricted securities" under Rule 144. Each Investor further acknowledged that certificates representing the Notes and Warrants, as well as the shares of common stock issuable upon conversion or exercise thereof, would contain a restrictive legend and that a stop-transfer order could be placed against transfer of the certificates for such securities.

Securities and Exchange Commission
June 20, 2008

To provide the Investors with liquidity in their investment, and as is customary in similar "PIPE" transactions, we agreed to register the shares of common stock underlying the Notes and Warrants for resale. We were subject to certain penalties if a registration statement was not filed by an agreed to date, and we remain subject to certain penalties if the Registration Statement does not become effective within an agreed to timeframe. But in no event will the purchase price of the Notes and Warrant or the conversion and exercise price of thereof be subject to change as a result of us failing to meet the foregoing obligations.

Analysis of Underwriter Status

Commission Staff Guidance

In a no-action letter issued to the American Council of Life Insurance (American Council of Life Insurance, SEC No-Action Letter, publicly available May 10, 1983), the Staff noted that underwriter status depends on all of the facts and circumstances surrounding a particular transaction and stated that institutional investors generally should not be deemed to be underwriters with regard to the purchase of large amounts of securities, provided such securities are acquired in the ordinary course of their business from the issuer and that the investors have no arrangement with any person to participate in the distribution of such securities.

Interpretation D. 5 of the Staff's Manual of Publicly Available Telephone Interpretations states that the "determination of whether a person is an underwriter with respect to a large amount of securities acquired in one or a series of offerings under the rule depends on the particular facts and circumstances."

Interpretations D.29 and H.76 of the Staff's Manual of Publicly Available Telephone Interpretations provide the following list of factors that should be considered when evaluating the facts and circumstances of whether selling security holders are actually acting as underwriters selling on behalf of an issuer: "how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer."

The Investors Purchased the Shares in the Ordinary Course of Business.

We respectfully submit that each of the Investors is a private equity investor, and none is a registered broker-dealer. This information is set forth in the Registration Statement under the heading “Selling Shareholders”. Furthermore, each of the Investors has informed the Company that as a private equity investor, it is in the business of buying and holding equity investments in a number of different companies. As set forth in further detail below, pursuant to the Securities Purchase Agreement, each Investor represented to the Company that it was acquiring the Notes and Warrants for its own account and not with view toward distribution.

Securities and Exchange Commission
June 20, 2008

The additional terms and conditions of the transaction are also indicative of an investment, not an underwritten transaction. For instance, under the terms of the Securities Purchase Agreement, the Investors acquired the Notes with a fixed conversion price equal to 110% of the closing bid price of the Company’s common stock on March 31, 2008 ($1.21). The purchase price did not reflect a discount that is customary in an underwritten transaction. No Investor has or will receive a commission or any other remuneration from the Company if and when it sells its shares of the Company’s common stock. The Company will not receive any proceeds from the sale of such shares by the Investors.

In addition, the conversion of the Notes and the exercise of the Warrants remain subject to the following conditions, which are described in the Registration Statement:

•
Our ability to convert installment amounts of principal and interest under the Notes into shares of common stock will be subject to other conditions, including the existence of an effective registration statement covering the resale of the shares issued in payment of the installment amount and certain minimum trading volumes in the stock to be issued. Specifically, no payment of principal and interest in shares of our common stock may exceed 25% of the total dollar traded volume in our common stock for the 20 trading days prior to the installment notice date.

•
The Series A-1, Series B and Series C Warrants are not exercisable until October 1, 2008, and the Series C Warrants are exercisable only to the extent that the Series B Warrant are exercised and only in the same percentage that the Series B Warrants are exercised.

•
Each Investor’s conversion of the Notes and exercise of the Warrants are subject to caps on the percentage of beneficial ownership immediately following the conversion or exercise of such securities. See below under the heading The Investors are Contractually Restricted from Acquiring Over 4.99% or 9.99% of the Company’s Common Stock from the Conversion of the Notes and Exercise of the Warrants.

When the Investors Acquired the Shares, They Had No Agreement or Understanding with any Person to Distribute the Shares.

In connection with the preparation of this response, we submitted to each of the Investors a questionnaire. Based on representations and warranties made in those questionnaires by each of the Investors, none of the Investors is in the business of underwriting securities. In addition, each of the Investors represented to us that it did not have any agreement or understanding with any person to distribute any of the shares sought to be registered under the Registration Statement, and that it is neither a broker-dealer nor is it affiliated with a broker-dealer. The Company has no control or influence over the timing, nature or volume of the Investors’ resales of their shares of the Company’s common stock.

Securities and Exchange Commission
June 20, 2008

Moreover, in the Securities Purchase Agreement, each Investor represented to the Company that it was acquiring the Notes and Warrants for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act.

Under the terms of the Registration Rights Agreement, the Company agreed to file a registration statement with the Commission to register the shares of common stock issuable to the Investors upon the conversion or exercise (as the case may be) of the Notes and Warrants held by the Investors as soon as practicable but in any event by April 30, 2008. In accordance with the terms of the Registration Rights Agreement, we filed the Registration Statement on April 30, 2008. We also agreed to use our best efforts to have the registration statement declared effective at the earliest date, but in no event later than 90 days after filing if there is no Staff review of the registration statement, or 120 days if there is a Staff review. The sale of the Notes and Warrants to the Investors was not conditioned upon, or subject to, the registration of the shares of common stock. In the event the Company failed to file the Registration Statement as required by the Registration Rights Agreement, the Registration Rights Agreement provided for certain monetary penalties. The Company’s contractual obligation to file the Registration Statement does not render the Investors "underwriters" under Section 2(a)(11) of the Securities Act.

The Investors Have Continually Held the Notes and Warrants for Almost Three Months and Have Accepted the Market Risks.

The Investors have accepted the market risk of their investment in the Notes and Warrants. Conversely, an underwriter generally seeks to minimize its market risk in the securities it is underwriting. Interpretation 3S.(b) in the March 1999 supplement to the Manual of Publicly Available Telephone Interpretations states that the Commission Staff will not object if a company registers the resale of securities purchased in a Section 4(2) exempt sale "if the investor is at market risk at the time of filing of the resale registration statement." In contrast to "equity lines" and other similar transactions in which the filing or effectiveness of the registration statement is a condition to the investors' obligation to close the transaction, the March Private Placement is complete and each Investor’s investment decision was not conditioned on the filing or effectiveness of a registration statement.

To the contrary, each Investor paid for the securities purchased in the March Private Placements in full, in cash at the close of the transaction on March 31, 2008. The Investors irrevocably acquired the Notes and Warrants on March 31, 2008 at a set purchase price that was not based on a discount from the market price or a fluctuating ratio, and each Investor continues to hold all of the Notes and Warrants. Thus, each Investor has been at risk since purchasing the Notes and Warrants from us in the March Private Placement and will continue to be at risk unless the resale of the underlying shares is registered pursuant to an effective registration statement, or such Investor can resell the shares relying on another applicable exemption from the registration requirements of the Securities Act. Since March 31, 2008, the closing bid price of the Company’s common stock has varied from a low of $0.96 (approximately 21% below the conversion price of $1.21 per share) to a high of $1.25 (approximately 3% above the conversion price).

Securities and Exchange Commission
June 20, 2008

The March Private Placement was structured in a way that required the Investors to take substantial market risk. The Investors also acquired a security (i.e., the Notes) for which there had never been a market. The terms of the Notes and the Warrants prohibited full conversion or exercise thereof to the extent the issuance of such shares would exceed the aggregate number of shares of common stock which the Company could issue without breaching the Company’s obligations under NASDAQ rules, until such time as the Company’s stockholders approved the potential issuance of shares of our common stock upon the conversion of the Notes, upon payment of interest due thereon and upon the exercise of the Warrants at a conversion or exercise price (as the case may be) less than the closing bid price on March 31, 2008. With our receipt of stockholder approval on May 27, 2008, the prohibitions on our ability to convert the Notes, including paying installments of principal and interest thereunder in shares of common stock, and to issue shares of common stock upon exercise of the Warrants were removed. At the time of their investment in the Notes and Warrants, however, the Investors had no assurance that the stockholder approval would be obtained. In addition, the Investors bear illiquidity risk as the Series A-1 Warrants, the Series B Warrants and the Series C Warrants are not exercisable by the Investors until October 1, 2008, which is six months and one day from the date of issuance. See the discussion below under the heading The Investors Will Not Have the Right to Exercise Most of the Warrants Until Six Months After Issuance and Have Accepted the Market Risks.

The Investors’ agreement to take these risks is inconsistent with the notion that they are underwriters or are acting as a conduit for the Company. However, acceptance of these risks is consistent with the Investors’ desire to purchase securities from the Company and hold them as an investment.

The Investors Will Not Have the Right to Exercise Most of the Warrants Until Six Months After Issuance and Have Accepted the Market Risks.

As explained in the Registration Statement, the Series A-1 Warrants, the Series B Warrants and the Series C Warrants are not exercisable by the Investors until October 1, 2008, which is six months and one day from the date of issuance. During that period, the Investors are subject to substantial market risk. In addition, due to this restriction on exercisability of the Warrants, the Investors will be required to hold the securities for a full six months and one day, at which time the Investors will have satisfied the Commission’s holding period requirements to demonstrate investment intent. All of the Warrants contain cashless exercise provisions. Accordingly, the holding periods of the shares of common stock issued upon exercise of the Warrants will relate back to the initial issuance of the Warrants. The Investors’ agreement to hold the Warrants and the underlying securities for a full six months plus one day and to take these substantial market risks is inconsistent with the notion that they are underwriters or are acting as a conduit for the Company.

Securities and Exchange Commission
June 20, 2008

The Investors Should Not be Deemed Underwriters Simply Because Each Purchased a Large Block of Securities from the Company.

The number of shares being registered on behalf of the Investors (an aggregate of 73,725,620) reflects 120% of the shares issuable upon conversion of the Notes and as interest payments thereon and upon the exercise of the Warrants. This is a good faith estimate of the maximum number of shares of our common stock that may be issuable pursuant to the Notes and the Warrants in the event of adjustments to the conversion price or value of shares delivered in satisfaction of amortization payments. The election to pay in shares or cash is within the Company’s sole discretion, subject to the satisfaction of certain conditions. Therefore, there is no assurance that all of the registered shares will be issued to the Investors.

The Staff, in the no-action letter issued to the American Council of Life Insurance, effectively abandoned the "presumptive underwriter doctrine." In that no-action letter, while noting that underwriter status depends on all of the facts and circumstances surrounding a particular transaction, the Staff took the view that insurance companies and similar institutional investors generally should not be deemed to be underwriters with regard to the purchase of large amounts of securities, provided such securities are acquired in the ordinary course of their business from the issuer or underwriter of those securities and that the investors have no arrangement with any person to participate in the distribution of such securities.

The Investors should not be considered underwriters solely because each purchased a large block of securities from the Company. Each Investor faces the same types of institutional concerns regarding its ability to purchase large blocks of securities and the liquidity of its investment portfolio as outlined by the American Council of Life Insurance in its letter to the Staff. As the American Council of Life Insurance argued before the Staff, to impose underwriter status on each Investor merely because it may potentially acquire a large block of the Company’s voting securities as a result of its investment is not consistent with the purposes of the Securities Act and could have the effect of inhibiting the Investors and other similar institutional investors from investing in smaller companies thereby limiting these companies' access to capital. As discussed in detail above, each Investor has acquired the Notes and Warrants from the Company in the ordinary course of its business, has no arrangements with the Company or any other person to participate in the distribution of the Company’s common stock, has no ability to control the Company and, prior to the purchase of the Notes and Warrant, each Investor had no material arrangement or relationships with the Company, other than that of a passive investor.

Unlike a typical underwritten transaction, no Investor received a discount to the trading price of the Company's common stock when it purchased the Notes and Warrants and has not and will not receive a commission or any other remuneration from the Company if and when it sells its Company common stock. Each Investor acquired the Notes at a price equal to 110% of the closing bid price of the Company’s common stock on the closing date of the March Private Placement. Thus, each Investor, like any other investor in the Company, will only profit from its investment if it sells the common stock issuable upon its conversion of the Notes at a price above the conversion price of the Notes and, in the case of the Warrants, at a price that is above the exercise price that it will pay.

Securities and Exchange Commission
June 20, 2008

Analysis of Affiliate Status

The Investors’ Relationship with Company is that of Passive Investors.

No Investors has any relationship with the Company other than that of a passive investor. None of the Investors is or ever was an affiliate of the Company. The Investors do not have, and do not have the contractual right to appoint, any representatives as directors or executive officers of the Company. None of the Investors has ever beneficially owned more than 10% of our common stock. To our knowledge, no Investor, other than Cranshire Capital, L.P., currently beneficially owns more than 5% of the Company’s common stock. As a result of the acquisition of securities in the March Private Placement and as a result of Cranshire Capital’s securities containing a 9.99% blocker (instead of a 4.99% blocker), as of April 21, 2008, Cranshire Capital, L.P. beneficially owned 5.9% of the Company’s common stock. Prior to the March Private Placement, no Investor had acquired securities from the Company in a private transaction since June 2006.

There are no contractual agreements relating to voting, or other agreements or arrangements in place between us or any of our affiliates and any of the Investors with respect to the voting of any shares of our common stock. In addition, none of the Investors has greater access than any other stockholder to information about us, our operations or our financial results.

In summary, none of the Investors is an officer or director of the Company. None of the Investors has a contractual right to appoint a director of the Company. There are no contractual arrangements in place granting the Investors any extraordinary voting rights with respect to our common stock.

The Investors Have Not Acted as Group.

There was no syndicate or manager for the March Private Placement in which the Investors purchased the Notes and Warrants, and we paid a placement agent a cash fee equal to 3.5% of the gross proceeds that we received. Each Investor individually decided whether to invest, although the Iroquois Funds had a common investment advisor with authority to make investment decisions. To the Company’s knowledge, and based on representations made to us by the Investors:

• with the exception of the two affiliated Iroquois Funds, none of the Investors has any intention to act in concert;

Securities and Exchange Commission
June 20, 2008

• none of the Investors has any agreement or understanding with any person to distribute any of the shares sought to be registered; and

• except for the Iroquois Funds, none of the Investors is affiliated, nor does any have any contractual obligation, understanding or arrangement with the other Investors pursuant to which such Investors should be viewed as or deemed to be acting as a group.

For these reasons, each Investor should be considered to be acting independently of the others and not be viewed as or deemed to be a group or acting as a unified block.

The Investors are Contractually Restricted from Acquiring Over 4.99% or 9.99% of the Company’s Common Stock from the Conversion of the Notes and Exercise of the Warrants.

As explained in the Registration Statement, both the Notes and Warrants held by the Investors are subject to caps on the percentage of beneficial ownership immediately following the conversion or exercise of such securities. Specifically, both the Notes and the Warrants contain provisions that prohibit the conversion and/or exercise of such securities to the extent that the conversion and/or exercise of such securities would result in an Investor, together with its affiliates, beneficially owning in excess of 4.99% or 9.99%, as applicable (the “Maximum Percentage”) of the outstanding shares of common stock immediately after giving effect to such conversion or exercise (as the case may be). As a result of this limitation on ownership, each Investor is currently contractually prohibited from acquiring, more than 4.99% or 9.99%, as applicable, of our common stock through the exercise of Warrants or conversion of Notes.

The following table shows the effect of the above-described “blocker” provision and sets forth the number of shares issuable in connection with the March Private Placement that each Investor may beneficially own currently and as of October 1, 2008, when the Series A-1, Series B and the Series C Warrants become exercisable. The following calculations are based upon the outstanding number of shares of the Company’s common stock as of March 31, 2008.

Name of Investor	Maximum Percentage (Cap)	Shares Currently Issuable to Investor in Connection with Transaction(1), (2)	No. of Shares that may be Beneficially Owned under Cap	Shares Issuable to Investor in Connection with Transaction on 10/1/08(1), (3)	No. of Shares that may be Beneficially Owned under Cap
Cranshire Capital, L.P.	9.99%	5,405,290	5,405,290	14,462,810	11,217,841
Smithfield Fiduciary, LLC	4.99%	7,567,405	5,600,503	20,247,934	5,600,503
Iroquois Master Fund Ltd.	4.99%	3,945,861	3,945,861	10,557,852	5,600,503

Securities and Exchange Commission
June 20, 2008

Iroquois Capital Opportunity Fund, LP	4.99%	1,081,058	1,081,058	2,892,562	2,892,562
Portside Growth and Opportunity Fund\	4.99%	2,162,116	2,162,116	5,785,124	5,600,503
Rockmore Investment Master Fund Ltd.	4.99%	2,162,116	2,162,116	5,785,124	5,600,503

(1) Excludes the number of shares beneficially owned by each Investor prior to the March Private Placement as set forth in the second column of the table beginning on page 17 under the heading “Selling Shareholders” in the Registration Statement. The inclusion of such shares may have the effect of further limiting the number of shares issuable in connection with the March Private Placement that an Investor may beneficially own under the applicable cap.
(2) Does not include shares issuable upon exercise of the Series A-1, Series B and Series C Warrants.
(3) Includes shares issuable upon exercise of the Series A-1, Series B and Series C Warrants.

The Commission has previously upheld the position that contractual restrictions preventing stockholders from owning more than a certain percentage of an issuer's common stock also prevents such stockholders from being considered beneficial owners of more than the contractual cap on beneficial ownership. (See, e.g., the Commission's Amicus Brief filed with the United States Court of Appeals, Second Circuit, regarding Levy v. Southbrook International Investments, Ltd., 263 F.3d 10 (2nd Cir. 2001)). Accordingly, none of the Investors beneficially owns more than 10% of our outstanding common stock or is deemed to be an affiliate of the Company.

Conclusion

No Investor was acting as a conduit for the Company as no Investor purchased the Notes and Warrants with a view to distributing the Notes and Warrants or the shares issuable upon conversion or exercise thereof for the purposes of offering or selling the Notes or Warrant on behalf of the Company. Nor did any Investor participate, directly or indirectly, in any such undertaking. Based upon all of the circumstances of the transaction, including the length of time that the Investors have held the Notes and Warrants, the circumstances under which they received the Notes and Warrants, their relationship with the Company, and the fact that no Investor is in the business of underwriting securities, we respectfully submit to the Staff that no Investor is, or should be considered, an "underwriter" under Section 2(a)(11) of the Securities Act with respect to the resale of the securities acquired by it in the March Private Placement.

Furthermore, none of the Investors has had, or has, any relationship with the Company other than that of a passive investor. None of the Investors has any right to appoint any representatives as directors or executive officers of the Company. The Investors have not acted as a group with respect to the purchase of the Company’s securities. None of the Investors beneficially owns more than 10% of our outstanding common stock, and each is currently contractually prohibited from acquiring, more than 4.99% or 9.99%, as applicable, of our common stock through the exercise of Warrants or conversion of Notes. Therefore, we respectfully submit that no Investor is, or should be considered , an affiliate of the Company. Accordingly, this offering should not be considered a primary offering being made "by or on behalf of the issuer”. Therefore, we submit that the Company should be permitted to proceed with the registration of the shares as a secondary offering and that no revision to the prospectus contained in the Registration Statement in this respect is necessary.

Securities and Exchange Commission
June 20, 2008

2. Please identify which of the other selling security holders, if any, are either broker-dealers or affiliates of a broker-dealer.

Please note that if any selling security holder is a broker-dealer, the prospectus must state that the seller is an underwriter. The only exception to this rule is if the broker-dealer received the securities as compensation for underwriting activities.

In addition, if a selling security holder is an affiliate of a broker-dealer, the prospectus must state that:

•	the selling security holder purchased in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

If a selling security holder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling security holder is an underwriter. Please revise the prospectus as appropriate.

RESPONSE: None of the Other Selling Stockholders, except Newbridge Securities Corporation (“Newbridge”), is a broker-dealer or an affiliate of a broker-dealer. In connection with the preparation of this response, we submitted to each of the Other Selling Stockholders a questionnaire. Based on representations and warranties made in those questionnaires by each of the Other Selling Stockholders, none of the Other Selling Stockholders, except Newbridge, is in the business of underwriting securities. In addition, each of the Other Selling Stockholders, except Newbridge, represented to us that it did not have any agreement or understanding with any person to distribute any of the shares sought to be registered under the Registration Statement, and that it is neither a broker-dealer nor is it affiliated with a broker-dealer. Newbridge was not a party to the March Private Placement and received the shares sought to be registered under the Registration Statement as payment for certain of its advisory services following the resolution of a dispute between Newbridge and the Company regarding such compensation. Newbridge represented to us that at the time it received the shares sought to be registered under the Registration Statement that it did not have any agreement or understanding with any person to distribute any of such shares. We have amended the Registration Statement under the heading “The Selling Shareholders” to reflect that Newbridge is a broker-dealer and to clarify that Newbridge did not participate in the March Private Placement, received its shares as compensation for advisory services provided to the Company and did not have any agreement or understanding with any person to distribute any of such shares at the time it acquired such shares.

Securities and Exchange Commission
June 20, 2008

Please contact Gary A. Miller, Esq. at 215-851-8472 if you should have any questions regarding our responses or if you should have any additional comments after reviewing our responses.

Sincerely,

Generex Biotechnology Corporation

By:	______________________________
Mark Fletcher, Esq.
Executive Vice President and
General Counsel